UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To Rule 13d-1(A) And Amendments Thereto Filed Pursuant To Rule 13d-2(A)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Matinee Media Corporation

(Name of Issuer)

Common Stock. par value $.001

(Title of Class of Securities)

57682A 102

(CUSIP Number)

William M. Smith

7588 Manatee St.

Navarre, FL 32566

(850) 936-6461

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57682A 102

1.	Names of Reporting Persons William M. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,406,250 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,406,250 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,250 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57682A 102

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $.001 (the “Common Stock”), of Matinee Media Corporation., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2801 Via Fortuna, Suite 675, Austin, TX 78746.

Item 2.	Identity and Background

This statement of beneficial ownership on Schedule 13D is being filed by William M. Smith (the “Reporting Party”), pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The address of the Reporting Party’s principal business and principal office is 7588 Manatee St., Navarre, FL 32566.

Mr. Smith is a United States citizen whose present principal occupation is private investor.

During the last five years, the Reporting Party has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

1,406,250 shares of the Common Stock were acquired in exchange for an equal number of shares of Matinee Media Corporation, a Texas corporation (“MMC”), common stock held by the Reporting Party before MMC’s merger with Filtering Associates, Inc., which merger was completed on February 11, 2008 (the "Merger").  In connection with the Merger, each share of MMC common stock was converted into the right to receive one share of the Common Stock.

Item 4.	Purpose of Transaction

The Reporting Party has acquired all of the shares of Common Stock for investment purposes and has no plan or proposal thereto relates to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Reporting Party directly owns 1,406,250 shares of Common Stock. The 1,406,250 shares of Common Stock beneficially owned constitute 9.3% of the Issuer’s outstanding shares of Common Stock, based upon 15,179,383 shares of Common Stock outstanding as of February 11, 2008 and calculated in accordance with Rule 13d-3(d).

Except for the shares of Common Stock acquired pursuant to the Merger (as described in Item 3 of this report), no transaction in the Common Stock of the Issuer was effected by the Reporting Party during the past 60 days.

No other person is known by the Reporting Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock subject to this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Party does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, the division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
None

CUSIP No. 57682A 102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2008
Date
/s/ William M. Smith
Signature
William M. Smith, individually
Name/Title